Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

February 9, 2005

'59 Minutes With Bob': A Candid Discussion of Merger Issues

A record crowd gathered on Friday, February 4 to spend ‘59 Minutes With Bob’ discussing the proposed merger with Exelon. Bob kicked off the meeting with an overview of the business reasons for the merger.

“The merger was part of a natural evolution that started with deregulation,” Bob told the group. “When the utility industry was deregulated, we kept our generation business and moved it into a separate deregulated subsidiary. At the time, we believed we could grow our operations to the scale needed for operational efficiency.”

Bob went on to explain some of the factors that impacted our business. "We were operating in a highly competitive commodity marketplace," he said. "Changes in credit markets made it more difficult to grow our business to the scale we needed. At the same time, the high price of natural gas made gas-cycled generation plants uneconomical."

These, and other factors, made it necessary to enter into some form of transaction that would enhance our long-term success. “The combination of Exelon and PSEG brings our nuclear fleet to twenty and has the scale advantages needed in this competitive business environment,” he explained.

“Even though from a purchasing standpoint they are buying us, the transaction has all the elements of a classic merger,” he said. “There are no winners or losers. It’s all about creating value for shareholders.”

Bob went on to acknowledge that while the merger made sense from a business perspective, most people are more concerned with ‘what’s going to happen to me’. He opened up the session to associates’ questions about careers, benefits and the impact of the merger on the Services Company. Here are some highlights of this candid Q&A session:

Question: How will the merger affect the Services Company, specifically the various Practice Areas?

Answer: The transition teams are in the process of being formed and it will be their job to determine what the merged company will look like. At this point, we don’t know how it will play out in individual Practice Areas. When two companies come together, there are obvious overlaps that have to be rationalized (that is, combined and reduced).

The teams will be looking at the work from the standpoint of volume vs. strategic work. As a rule, the size of the organization needed depends on the volume of the work handled. Other synergies can be found in systems and processes. The transition teams will look at the systems and processes each company employs to develop Best Practices. A lot of work will revolve around IT systems to figure out what we will use in the future.

Question: How will people be selected for positions with the merged company? Will it be zero-based?

Answer: That’s an important question. The HR transition team will be working on that process. It will probably be a combination of zero-basing and normal hiring, depending on the position and the qualifications of the available candidates.

Question: How will new employees be treated when it comes to hiring decisions?

Answer: For non-bargaining unit MAST positions, there are no policies concerning seniority. All people will be treated equally, based on their qualifications. The goal is to get the right person for the job — no matter what the person’s tenure, or whether they work for PSEG or Exelon. The merged company is going to need a lot of talented people. What matters is the work you do — the skills and capabilities you can bring to the combined organization.

Question: Many people have worked here for 20 or 30 years. They thought they had a job for life here. A lot of people aren’t prepared to go out and look for a new job. Is anything being done to help people handle this situation?

Answer: Yes, we are very aware of that and are developing programs to address that problem. You will be seeing special training programs and events to help give people the skill sets they need, including resume writing, interview training, and financial planning.

Bob’s final words of advice to associates were: “Don’t lose confidence. You are part of a well-organized industrial operation. You know how to get things done and you are good at what you do. I am confident you will land on your feet.”

Bob received high ratings from all the participants at the event. The overwhelming consensus was to hold more frequent sessions. Keep an eye out for the next ‘59 Minutes With Bob’ — coming soon to a conference room in the General Office.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, and Current Reports on Form 8-K on December 21 and December 20, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation
Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.